ELKINS PARK, PA - April 21, 1994 . . . Mortgage and Realty Trust ("MRT") announced today its unaudited operating results for the second quarter ended March 31, 1994.

                                   Quarter Ended               Six Months Ended
                                     March 31,                     March 31,
                             -------------------------    --------------------------
                                 1994          1993           1994          1993
                             -----------   -----------    -----------   ------------
Earnings (loss) before
 provision for losses &
 reorganization expenses     $(4,411,000)  $(2,323,000)   $(8,391,000)  $ (4,732,000)

Less:
  Provision for losses
   on real estate loans
   & investments                       -     5,000,000              -      8,000,000
  Reorganization expenses        741,000       344,000      1,417,000        432,000
                             -----------   -----------    -----------   ------------

Net loss                     $(5,152,000)  $(7,667,000)   $(9,808,000)  $(13,164,000)

Net loss per share              $(.46)        $(.69)         $(.87)        $(1.19)


     The Trust also announced that it did not pay the interest on its $290 million of Senior Secured Uncertificated Notes due 1995 that was due on March 31, 1994. The Trust did so in the context of its continuing negotiations with the principal holders of the Secured Notes and their advisors in an effort to reach an agreement on the terms of a restructuring of the Senior Notes. The prospects, terms and timing of any such restructuring are uncertain at this time.

     A copy of the Trust's report on Form 10-Q for the quarter ended March 31, 1994 will be supplied, when available, upon written request to Mortgage and Realty Trust, 8380 Old York Road, Suite 300, Elkins Park, PA 19117.

     MRT is a self-administered real estate investment trust with offices in Elkins Park, Pennsylvania and Burbank, California.